UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
March 22, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date March 22, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply a grinding system to Boliden in Sweden
(Helsinki, Finland, March 22, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals will supply a grinding system for a new concentrator at Boliden’s Aitik mine in Gällivare, Northern Sweden. The new concentrator, with the grinding circuit, is scheduled to start operation in 2010. The value of the equipment order is approximately EUR 39 million.
Metso’s order comprises two AG (autogenous) mills and two pebble mills, complemented by engineering, erection and start-up services. Metso has also signed a two-year contract to maintain the grinding circuit, including spare and wear parts and tools. The AG mills of 11,58 m by 13,72 m in diameter are the largest ever supplied by Metso Minerals.
The new concentrator will replace the current concentrator at Aitik. With the new concentrator, Boliden intends to expand the processing capacity of the Aitik mine from approximately 18 million tons to 36 million tons of ore per annum. The Aitik mine is one of Europe’s largest producers of copper, and also a major producer of gold and silver.
Boliden is one of the leading mining and smelting companies in the world with operations in Sweden, Finland, Norway and Ireland. Its main products are copper, zinc, lead, gold and silver. With the net sales of approximately EUR 3.8 billion in 2006, Boliden employs some 4,500 people.

Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com

Further information for the press, please contact:
Tord Svensson, Senior Vice President, Mining – EMEA, Metso Minerals, tel. +46 70 671 68 45
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.